EXHIBIT 99.1

Endeavour Silver Appoints Director, Project Development

VANCOUVER, British Columbia, Feb. 13, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) announces the appointment of Ernesto Lima, P.Eng., MBA, D.M., as the Director, Project Development to oversee the development of the Terronera and Parral mine projects in Mexico.

Mr. Lima is a professional civil engineer with 26 years of experience in the mining industry, he is fluent in English, Spanish and Portuguese, and has worked throughout Latin America for most his career.  Ernesto brings to Endeavour a wealth of experience in engineering, construction, management and consulting roles, having planned and executed several large precious metal mine projects.

Bradford Cooke, Endeavour CEO, commented, “I am pleased to welcome Ernesto to our Endeavour management team.  His skills and experience are a great fit with our senior group and his depth and breadth of knowledge in building new mines will help fuel our future growth.”

Ernesto Lima graduated with a B.ASc. degree from the University of the Republic, Montevideo, Uruguay in 1993 and worked in both civil and mine construction in Uruguay and Chile until 2000, when he returned to University to obtain an MBA degree in 2002 from ORT University, also in Montevideo.  Mr. Lima was subsequently awarded a Doctorate degree in Management and Organizational Leadership from Phoenix University in 2010.

Since 2003, Mr. Lima has worked as Engineering and Construction Manager on a $300 million gold mine project in Venezuela, Director of Project Development on a $450 million silver mine project in Argentina, EPCM Project Manager for an engineering firm on a large gold mine project in Brazil, General Manager of Business Development for another large gold mine project in Brazil and most recently, he was the COO of Valor Resources on a large silver-copper mine project in Peru that was sold last year to Rio Tinto.

Ernesto’s expertise includes leading all stages of project development, including conceptual and detailed operational and economic studies, mine engineering, procurement, construction and commissioning. His strengths include project evaluation, safety performance, strategic analysis, team building, business management and community engagement.

Endeavour also announces the departure of Manuel Echevarria as the Vice President, New Projects.  The Company wishes Mr. Echevarria well in his future endeavors.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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